BankGuam Holding Company P.O, Box BW / Hagatna, Guam 96932 / Tel: (671) 472-5271

VIA EDGAR

January 4, 2019

Mr. John Nolan, Senior Assistant Chief Accountant

Mr. Benjamin Phippen, Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	BankGuam Holding Co

Form 10-K for the fiscal year ended December 31, 2017

Filed June 29, 2018

Form 10-Q for the quarterly period ended September 30, 2018

Filed November 9, 2018

File No. 000-54483

Dear Messrs. Nolan and Phippen:

BankGuam Holding Company (the “Company”) has received your letter dated December 6, 2018 to our Senior Vice President and Chief Financial Officer, Mr. Francisco Atalig. We have reviewed your comments and respectfully submit the following responses for your consideration.

For your convenience, our response is prefaced by the text of the Staff’s comment in bold text below.

Form 10-K for the fiscal year ended December 31, 2017

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 47

1.

We note your disclosure that at the time of Crowe Horwath’s dismissal, in connection with the audit of the Company’s financial statements for the year ended December 31, 2017, the Company and Crowe Horwath were unable to agree on certain matters, including the adequacy of the Company’s allowance and provision for loan and lease losses (“ALLL”), the sufficiency of the Company’s access and change management controls related to the core operating system, the completeness and accuracy of system reports, and various other operational controls. Please address the following:

•

Tell us how and when management was first informed of each of these matters by Crowe Horwath LLP and describe any noteworthy intervening events such as meetings, discussions and/or other communications, with respect to each disagreement to allow for a complete understanding of the detailed nature of the matters and how each of these matters developed over time;

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January 4, 2019

Response:

Allowance and provision for loan and lease losses (ALLL)

On October 30, 2017, in connection with its review of the Company’s interim financial statements for the quarter ended September 30, 2017, representatives of Crowe Horwath LLP (“Crowe Horwath”) sent an email to the Company requesting a meeting for a general discussion of the controls for the preparation of the ALLL calculation for Bank of Guam (the “Bank”). In the first two weeks of November 2017, representatives of Crowe Horwath and members of the Company’s management met multiple times and communicated by email regarding the ALLL calculation. As a result of these discussions, the Bank revised its ALLL calculation and continued to work with representatives of Crowe Horwath with respect to their review of the Company’s interim financial statements for the quarter ended September 30, 2017. On November 6, 2017, representatives of Crowe Horwath met with the Company’s Audit Committee and discussed, among other things, Crowe Horwath’s positions with respect to the Bank’s ALLL calculation. Because of these ongoing discussions, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 by the applicable deadline, and the Company filed a Notification of Late Filing on Form 12b-25 with the Commission on November 14, 2017, disclosing that the Company was “completing its analysis of the allowance for loan and lease losses and, more specifically, the allocation of the allowance to impaired loans.”

On November 15, 2017, Crowe Horwath provided a memorandum to the Company’s Audit Committee regarding its review of the Bank’s ALLL calculation. The memorandum discussed items Crowe Horwath identified in its review of the Company’s interim financial statements for the quarter ended September 30, 2017. The memorandum also stated that deficiencies in certain controls associated with the ALLL did not allow for proper identification or detection of the improper accounting treatment associated with impaired loans. However, the memorandum stated that Crowe Horwath believed that the operation of other controls allowed management to properly assess the adequacy of the overall level of the ALLL. In a meeting via teleconference with the Company’s Audit Committee on November 16, 2017, representatives of Crowe Horwath reported to the Audit Committee that, at that time, they did not feel that the overall amount of the ALLL was inadequate, despite the issues raised in their memorandum to the Company. The Company filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 on November 20, 2017.

In late January 2018, representatives of Crowe Horwath met with members of the Company’s management to discuss the Bank’s calculation of ALLL in connection with Crowe Horwath’s audit of the Company’s financial statements for the year ended December 31, 2017. In the course of the audit, the Company’s management communicated with representatives of Crowe Horwath by phone, email and in person throughout the month of February 2018 in response to requests and questions from Crowe Horwath related to the Bank’s ALLL calculation.

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On February 23, 2018, representatives of Crowe Horwath provided by email Crowe Horwath’s analysis of historical trends in the Bank’s ALLL. In the email, Crowe Horwath informed the Company that their primary concern with the Bank’s calculation of ALLL was the directional consistency related to the level and overall coverage of the ALLL attributed to the consumer loan portfolio. The Company’s management met with representatives of Crowe Horwath by teleconference later that day to discuss the matter. From late February 2018 to mid-March 2018, the Bank revised its ALLL calculation, while Crowe Horwath continued to disagree with the Bank’s calculation and maintained that the allowance was insufficient for the consumer loan portfolio.

The sufficiency of the Company’s access and change management controls related to the core operating system

On March 26, 2018, representatives of Crowe Horwath met with the Audit Committee and members of the Company’s management to review observations from the ongoing audit of the Company’s financial statements for the year ended December 31, 2017. A list of discussion points was provided by Crowe Horwath by email prior to the meeting. Included in the discussion points were Crowe Horwath’s observations regarding the sufficiency of the Company’s access and change management controls related to the core operating system.

At a March 30, 2018 meeting, the Company’s management and representatives of Crowe Horwath discussed several IT matters, one of which was change management. During that meeting, controls related to change management were discussed and further explained to Crowe Horwath. Additional documents were requested from the Bank, which were forwarded to Crowe Horwath.

The completeness and accuracy of system reports

In late October and early November 2017, the CFO department provided Crowe Horwath with the daily batch transaction entries (“BTEs”) detailed balance report for January to September 2017. BTEs are transactions that are posted into the Bank’s core operating system. This file had the tools necessary to filter out manual BTEs and system generated BTEs, and was the same file-type as those provided to the Company’s predecessor auditor. The Company attempted to work with Crowe Horwath several times to identify manual entries versus system entries, but Crowe Horwath ultimately refused to work with such file to perform journal entry testing.

The CFO department then generated a comprehensive journal entry listing (by month) in November 2017 (for January through September 2017) and in January 2018 (for October through December 2017). However, these files did not have the necessary fields to identify manual and system generated entries. On March 9, 2018, Crowe Horwath requested additional journal entry samples for testing. The CFO department furnished the requested items on March 12, 2018. The Company did not hear back from Crowe Horwath regarding the additional selections.

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The Company contacted its core processor vendor on March 28, 2018 to inquire if a comprehensive file could be created that would filter manual transactions from system transactions but was informed that the vendor could not produce the report in the manner that Crowe Horwath had requested.

Various other operational controls

In the March 26, 2018 meeting with the Audit Committee where representatives of Crowe Horwath reviewed observations from the ongoing audit of the Company’s financial statements for the year ended December 31, 2017, the matters reviewed by Crowe Horwath included Crowe Horwath’s observations that (i) the Company relied on third party vendors to complete certain operational functions, which hindered the Company’s ability to properly design a control environment, and (ii) that the Company’s and the Bank’s management did not have the knowledge, skills and ability to adequately evaluate the accuracy of data provided by third parties prior to posting general ledger entries. Functional areas identified by Crowe Horwath with respect to these observations included income taxes, fair value measurements, the ALLL and non-routine transactions. A brief summary of the facts underlying each of these areas is provided below.

•

Income taxes: Crowe Horwath stated that they received only summary information and therefore were unable to audit the details of the opening balances of net deferred tax assets. The Company’s management believes that requests by Crowe Horwath for this information were satisfied by documents provided to Crowe Horwath on March 13, 2018. Such documents were the same as previously provided to the Company’s predecessor auditor.

•

Fair value: On March 6, 2018, Crowe Horwath commented that the Company did not validate its third party valuations of available for sale securities. The third party vendors referenced by Crowe Horwath are the Company’s investment brokers who use third party pricing vendors and then provide such pricing to the Company to record the quarterly market valuation on available for sale securities. In response to Crowe Horwath’s comment, the Company performed a comparison using a third party pricing vendor and provided it to Crowe Horwath on March 9, 2018. The Company did not receive feedback from Crowe Horwath regarding this comparison and whether or not the request was satisfied.

•	ALLL: See above discussion regarding the ALLL.

•

Non-routine transactions: Crowe Horwath’s observations related to non-routine transactions resulted from two isolated transactions: the Company’s equity ownership in ASC Trust Corporation (“ASC”) and the Bank’s mortgage servicing rights (“MSR”) valuation. Regarding ASC, the Company did not record its portion of equity ownership and net income for the year ended December 31, 2016 in the Company’s audited financial statements for the

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year ended December 31, 2016. Based on the preliminary net income figures provided by ASC, the Company’s portion of net income and equity was immaterial to the Company’s consolidated financial statements for the year ended December 31, 2016. Upon receipt of ASC’s 2016 audited financial statements, the Company recorded this information in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, and it was documented as a passed adjustment by Crowe Horwath.

With respect to the MSR valuation, Crowe Horwath recommended that the Company engage another third party vendor to verify the current third party (Ernst & Young LLP’s Guam office) vendor’s annual valuation of the Bank’s mortgage servicing rights on its Freddie Mac portfolio. Management disagreed with Crowe Horwath’s recommendation.

•	Describe any discussions or correspondence between the Audit Committee and Crowe Horwath LLP regarding each of these matters and any actions taken as a result; and

Response:

For a description of the meetings between Crowe Horwath and the Audit Committee on November 6 and 16, 2017, and the memorandum provided by Crowe Horwath on November 15, 2017 with respect to Crowe Horwath’s positions on the Bank’s ALLL calculation in connection with Crowe Horwath’s review of the Company’s financial statements for the quarter ended September 30, 2017, see above under the heading “Allowance and provision for loan and lease losses (ALLL).”

On March 15, 2018, the Company’s management and the Audit Committee met with representatives of Crowe Horwath via teleconference to discuss the Bank’s calculation of the ALLL. In the meeting, the representatives of Crowe Horwath explained that their estimate of the ALLL indicated a material understatement of the ALLL balance at December 31, 2016 and 2017, and recommended a restatement of the Company’s financial statements for the year ended December 31, 2016. The Company’s management disagreed, and explained that management’s estimate of the ALLL indicated a significantly lower understatement of the ALLL balance at December 31, 2016 that did not warrant a restatement of the Company’s financial statements for the year ended December 31, 2016. In the meeting, the Company’s management noted adjustments management had made to the calculation of the ALLL in response to feedback from Crowe Horwath. The Audit Committee instructed the Company’s management to continue to work with Crowe Horwath toward a resolution of this issue, expressing urgency for the Company and Crowe Horwath to resolve this matter.

On March 26, 2018, the Company’s management and the Audit Committee again met with representatives of Crowe Horwath via teleconference. The representatives of Crowe Horwath presented a summary of the matters identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2017. The representatives of Crowe Horwath reported that, while they had not completed their audit, based on their observations and procedures performed to date, Crowe Horwath believed it to be unlikely that sufficient mitigating

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controls existed to preclude the identification of significant deficiencies and material weaknesses in the Company’s internal control over financial reporting as of December 31, 2017, and that a significant increase in the sample sizes selected for testing on a substantive basis would be needed to ensure that the financial statements were free of material misstatement. They explained that this would require a significant increase in the cost and amount of time necessary to complete the audit.

On April 5, 2018, the Company’s management and the Audit Committee had another meeting via teleconference with representatives of Crowe Horwath to discuss the matters identified by Crowe Horwath in the March 26, 2018 meeting. The representatives of Crowe Horwath gave additional detail regarding the additional testing that would be necessary for Crowe Horwath to complete the audit of the Company’s financial statements for the year ended December 31, 2017.

On April 6, 2018, the Audit Committee had a conference call with the Bank’s third party internal auditor Ernst & Young LLP (Honolulu office) to get their perspective surrounding the issues raised by Crowe Horwath.

On April 12, 2018, the Audit Committee terminated Crowe Horwath’s three year audit contract for the years ending December 31, 2017, 2018 and 2019, and engaged Squar Milner LLP (“Squar Milner”) to audit the Company’s financial statements for the year ended December 31, 2017.

•	Describe, in detail, how Squar Milner addressed each of the matters identified by Crowe Horwath during their audit of the Company’s financial statements for the year ended December 31, 2017.

Response:

Allowance and provision for loan and lease losses (ALLL)

The Bank evaluates its ALLL in accordance the guidance established by ASC 310-10 as well as standards established by the interagency policy statements on the ALLL. The general loan loss reserve is built using a combination of quantitative and qualitative analysis. The Bank hired a third-party expert, Credit Management Services (“CMS”) to assist management in evaluating the ALLL. CMS performed testing of certain attributes with respect to a sample of outstanding loans at December 31, 2017.

Based on communications with the Audit Committee and further discussions with the engagement team, Squar Milner performed the following procedures in connection with its audit of the Company’s consolidated financial statements for the year ended December 31, 2017:

1.

Obtained an understanding of management’s ALLL estimate, including the significant assumptions and data used to develop the estimate. Performed controls and substantive testing related to the categorization of loans to determine whether the loan categorizations appeared appropriate and that loans were grouped into the proper segment. Performed controls and substantive testing related to the calculation of the quantitative amount of the reserve and verified the completeness and accuracy of significant inputs. Evaluated the qualitative factors used in the calculation of the reserve for reasonableness and consistency with management’s methodology.

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2.

Selected a sample of loan files and performed dual purpose (substantive and internal control) loan file review testing in accordance with generally accepted auditing standards using a Squar Milner loan review expert.

3.	Reviewed the CMS report and selected a sample of the CMS loan file reviews in the Squar Milner test sample and compared conclusions.

4.

Performed testing of the Company’s migration analysis and analyzed the movement of loans between risk grading categories during 2017 to determine the trend of the Bank’s loan portfolio. Performed a retrospective review by comparing actual charge-offs in 2017 to amounts reserved at the end of the prior year.

5.	Performed various substantive analytical procedures.

6.

Reviewed the ALLL related disclosures from the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed, and noted that $1.4 million of the overall allowance was improperly classified in the financial statement footnotes as being related to commercial loans when it should have been attributed to consumer loans. However, the overall balance of the ALLL on the balance sheet was correct. The footnote disclosure was updated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

7.	Discussed and compared their ALLL conclusions with representatives of the FDIC who were on site conducting their loan file reviews concurrent with the audit, noting no differences in conclusions.

The sufficiency of the Company’s access and change management controls related to the core operating system, the completeness and accuracy of system reports, and various other operational controls

Based on communications with the Audit Committee and further discussions with the engagement team, Squar Milner performed the following procedures in connection with its audit of the Company’s consolidated financial statements for the year ended December 31, 2017:

1.	Performed an internal control risk assessment to identify significant transaction cycles.

2.	Obtained an understanding of the internal controls over financial reporting (“ICFR”).

3.

Tested and evaluated design effectiveness of ICFR by identifying entity level controls, period-end financial reporting process, significant accounts and disclosures and their relevant assertions, understanding likely sources of misstatement, and performing walkthroughs of controls.

4.	Tested and evaluated the operating effectiveness of ICFR.

5.	Evaluated control deficiencies identified during testing of ICFR.

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6.	Obtained an understanding of the change management control system including the various monitoring reports used by management.

7.	Selected a sample of daily monitoring reports and performed various testing.

8.	Tested access to various information systems on a sample basis without exception.

9.	Tested the Information Security Officer’s review of such monitoring reports to supporting documentation such as authorized change tickets.

10.

Obtained and tested a report of all changes to the Fiserv Signature Core Banking Application during the year noting 14 such changes were command usage changes. Tested the internal controls related to the command usage changes noting exceptions.

11.

Obtained an understanding of the nature of each command usage change to the Fiserv Signature Core Banking Application and evaluated the impact of changes and identified exceptions in internal controls on the overall audit strategy.

12.	Evaluated the results of the Fiserv Signature Core Banking Application system SOC 1 type 2 report, including complementary end user controls.

13.	Agreed system generated reports to the amounts recorded in the general ledger, including re-computing amounts calculated by the Fiserv Signature Core Banking Application system on a test basis.

Item 9A. Controls and Procedures, page 47

2.

Please tell us how you were able to conclude that your disclosure controls and procedures were effective in light of the material weaknesses that existed as of December 31, 2017 and considering your conclusion in subsequently filed Form 10-Qs that your disclosure controls and procedures were not effective due to these same material weaknesses. Refer to Item 307 of Regulation S-K.

Response:

As required by Item 307 of Regulation S-K, the Company’s management performed an evaluation under the supervision and with the participation of the Company’s Interim Chief Executive Officer and Chief Financial Officer of the effectiveness, as of December 31, 2017, of the Company’s disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). In connection with such evaluation, the Company’s management considered the material weaknesses in ICFR that existed as of December 31, 2017.

With respect to the material weakness that “[t]he Company does not have formal internal controls to ensure that contracts are reviewed for accounting implications, properly communicated to the appropriate personnel and continually monitored,” subsequent to the discovery of the contractual provision that gave rise to the finding of a material weakness, the Bank’s Trust Department management reevaluated all contracts within the department and confirmed that no other contracts were affected. The Company’s management believed that this comprehensive review of contracts effectively mitigated the risk raised by the material weakness.

With respect to the material weakness that “[w]hile the Company’s Information Security Officer monitors reports of the production environment to identify authorized and unauthorized usage, as well as employee access to key financial applications, the activity is not reviewed against supporting documentation to ensure that all changes are authorized, and one privileged user account was not adequately monitored,” the Information Security Officer had, at the time management conducted its evaluation, already begun monitoring the account that gave rise to the finding of a material weakness. The Company’s management believed that this change in procedures effectively mitigated the risk raised by the material weakness.

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With respect to management’s conclusion in subsequently filed 10-Qs that disclosure controls and procedures were not effective due to these same material weaknesses, the Company was not able to take the same mitigating steps with respect to a comprehensive review of all contracts each quarter. Also, management believed that additional controls instituted to address the material weaknesses would need to be tested over time in order to establish that the Company’s disclosure controls and procedures were effective.

3.

We note that you included management’s assessment of the effectiveness of internal control over financial reporting; however, your report does not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a) of Regulation S-K. Please provide us with a draft of your revised report, including a statement as to whether or not ICFR is effective at December 31, 2017.

Response:

Pursuant to your comment, we propose to revise the disclosure in Item 9A as follows (with additional language underlined in bold):

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), and that such information is accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that any system of controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in selecting those that we adopted.

In accordance with SEC rules, an evaluation was performed under the supervision and with the participation of our Interim Chief Executive Officer and Chief Financial Officer of the effectiveness, as of December 31, 2017, of the Company’s disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e). Based on such evaluation, and with such changes implemented, our Interim Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective at the reasonable assurance level.

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January 4, 2019

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

•	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices, and actions taken to correct deficiencies as they are identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment of Internal Control Over Financial Reporting

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design and the testing of the operational effectiveness of the Company’s internal control over financial reporting. Based on management’s assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2017.

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A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Based upon management’s assessment, management believes that the following material weaknesses in our internal control over financial reporting existed as of December 31, 2017:

•	The Company does not have formal internal controls to ensure that contracts are reviewed for accounting implications, properly communicated to the appropriate personnel and continually monitored; and

•

While the Company’s Information Security Officer monitors reports of the production environment to identify authorized and unauthorized usage, as well as employee access to key financial applications, the activity is not reviewed against supporting documentation to ensure that all changes are authorized, and one privileged user account was not adequately monitored.

Changes in Internal Control Over Financial Reporting

Other than the material weaknesses noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s assessment in this Annual Report.

Remediation Plans

Management is dedicated to remediating the control deficiencies that gave rise to the material weaknesses in our internal control over financial reporting. We are actively developing a remediation plan with input from our independent auditors. However, we cannot guarantee that the measures we take will remediate the identified material weaknesses or that any additional material weaknesses will not arise in the future.

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January 4, 2019

Form 10-Q for the quarterly period ended September 30, 2018

Note 2 – Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 8

4.

Please tell us which streams of the Company’s revenue are within the scope of the new revenue standard and how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue.

Response:

The Bank evaluated its various revenue streams and determined that the following revenue streams were included within the scope of ASC 606 as of and for the three and nine months ended September 30, 2018:

1.	Service charges on deposit accounts

The majority of arrangements between the Bank and its customers are short-term. The fees charged are based on services provided or transactions performed and do not result in a change in historic revenue recognition practices. The revenue earned from these service charges for the three and nine months ended September 30, 2018 was not material.

2.	Online fees

The Bank does not charge any online banking fees for personal/consumer accounts. All online fees associated with business accounts are billed at the end of each month or upon occurrence. The revenue earned from online fees from business accounts for the three and nine months ended September 30, 2018 was not material.

3.	Sales of OREO

The recorded asset value of OREO at September 30, 2018 and the revenue and gain/loss from the sale of OREO for the three and nine months ended September 30, 2018 was not material.

The Bank will evaluate the materiality of its revenue streams under ASC 606 for separate disclosure in the Company’s Annual Report on Form 10-K for the year ending December 31, 2018.

Please contact me at (671) 472-5267 or via email at fatalig@bankofguam.com if you need additional information or clarification, and thank you for your consideration of these responses.

Sincerely,

/s/ Francisco M. Atalig

Francisco M. Atalig

Senior Vice President and Chief Financial Officer

BankGuam Holding Company